CHINA CORD BLOOD CORPORATION
48/F Bank of China Tower
1 Garden Road, Hong Kong

November 16, 2009

John Reynolds Assistant Director United States Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	China Cord Blood Corporation (the “Company”) Registration Statement on Form F-1 (Registration No. 333-161602) (the “Registration Statement”)

Dear Mr. Reynolds:

In accordance with Rule 461 and Rule 430A under the Securities Act of 1933, as amended, the Company has respectfully requested that the effective date and time of the above referenced Registration Statement and the Company’s Registration Statement on Form 8-A filed under the Securities Exchange Act of 1934, as amended, be accelerated to 5:30 p.m. on November 18, 2009 or as soon thereafter as practicable.

In connection with this request, the Company hereby acknowledges that:

•
should the Securities Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby acknowledges that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Very truly yours,

CHINA CORD BLOOD CORPORATION

By:   /s/ Albert Chen
Name:  Albert Chen
Title:  Chief Financial Officer